Exhibit 4.115
English Translation of Chinese Language Document

Premises Lease Contract

Lessor: CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. (“Party A”)

Lessee: CEEG (Nanjing) Renewable Energy Co., Ltd. (“Party B”)

On the basis of equality and mutual benefit, Party A and Party B, through friendly consultation, agree to enter into this lease contract (“Contract”) in connection with factory and business premises (“Premises”) of Party B.

I.	Leased Premises and Purposes of Lease

The Premises leased by Party A to Party B are located at 6 Shuige Road, Jiangning District (in Nanjing Science Park), including factory building (22,568 square meters), warehouse (2,931.6 square meters) and canteen (2,000 square meters). Party B hereby agrees to hire such Premises for the purposes of manufacturing, administration, storage and canteen.

II.	Lease Term and Rent

1.           The lease term of the factory building, warehouse and canteen is one year, starting from May 1st, 2010 and ending at April 30th, 2011. The lease term shall extend automatically upon expiry of the term, unless Party B terminate this Contract in writing.

2.           The annual rent of such Premises shall be RMB 144 per square, which equals to RMB three million nine hundred and fifty-nine thousand nine hundred and forty-two point four (RMB3,959,942.40) per annum in all. The rent shall be paid quarterly (for the period less than a calendar month, the rent shall be calculated on a pro rata basis). Party A shall issue an invoice reflecting the aggregate annual rent.

III.	Payment of Water, Electricity and Heating Fees

Party B shall install relevant gauges for water and electricity, and such gauges shall be deemed as properties of Party B. Party B shall bear monthly utility fees upon the execution of this Contract and completion of handover procedures.

IV.
Party B shall be responsible for property management in connection with the interior of Premises, and Party A shall be responsible for property management in connection with public areas, external roads and landscaping.

V.	Rights and Obligations

Rights and Obligations of Party A:

1.           Party A has the right to collect the rent and other charges as agreed;

2.           Party A has the right to regularly and properly inspect the quality and usage of Premises, provided however that Party A shall obtain prior consent of Party B on such inspection and may not interfere with the normal business and life of Party B’s employees.

Rights and Obligations of Party B:

1.           Party B has the right to hire Premises as agreed and ensure the intactness thereof.

2.           Party B shall not transform the Premises, or demolish or damage the construction of the Premises without written consent of Party A. Party B shall submit to Party A a copy of construction drawing prior to any constructional transformation or refurbishment, and start construction upon written consent of Party A. Party A is entitled to require Party A to restore the Premises upon expiration of the leasehold.

3.           Party B shall not change the usage of the Premises without written consent of Party A.

4.           Party B shall not lease the Premises to any other party without written consent of Party A.

5.           Party B shall not engage in any illegal activities, store any prohibited goods or damage the Premises or ancillary facilities, otherwise Party A will be entitled to terminate this Contract.

6.           Party B shall pay the rent and other charges punctually pursuant to this Contract.

7.           Party A shall not be responsible for any personal injury or property damages of Party B or any other party caused by the willful misconduct or negligence of Party B or any employee assigned by Party B.

VI.	Maintenance and Expansion of the Premises

1.           In case of any damage or breakdown of the Premises and ancillary facilities due to natural causes during the lease term, Party A shall be responsible for the maintenance thereof to ensure the normal use of Party B.

2.           Party B is entitled to expand facilities and maintain the Premises at its sole discretion to meet its business purposes during the lease term.

VII.	Liability for Breach of the Contract

1.           Liability of Party B

a.           Party B shall compensate for any losses in connection with the damage of the construction of the Premises caused by its transformation without Party A’s written consent.

b.           Party B shall compensate for any losses arising from its misuse of the Premises.

2.           Liability of Party A

Party A shall be responsible for any losses it causes to Party B for breach of this Contract.

3.           Neither Party shall be responsible for breach in case of any force majeure, provided however that either Party shall continue to perform this Contract (if performable) after the elimination of such force majeure event. In case either Party cannot perform this Contract due to the influence of such force majeure after its elimination, this Contract can be terminated, provided however that relevant rent and charges shall be settled thereupon.

VIII.	Settlement

1.           During the lease term, the rent and management fees shall be calculated pursuant to this Contract, ending on the day when Party B returns the Premises to Party A, whether upon the termination or the expiration of this Contract.

2.           Party B shall settle all relevant charges, including utility fees when it returns the Premises to Party A.

IX.	Renewal of the Contract

Unless Party B notifies Party A in writing 30 days prior to the expiry of the lease term to terminate the leasehold, the lease term of this Contract shall be renewed automatically, provided however that the rent shall be determined in accordance with market price. Neither Party may ask for a price 10% higher than market price.

X.	Miscellaneous

1.           This Contract shall come into effect upon the execution and seal by both parties, and shall expire upon the completion of performing all rights and obligations of both parties.

2.           Matters not covered in this Contract shall be dealt with in supplemental agreements to be entered into by the parties through consultation. Such supplemental agreements shall have the same legal force as this Contract.

3.           This Contract is executed in duplicate. Party A and Party B shall each hold one counterpart.

XI.	Dispute Settlement

Any disputes in connection with this Contract shall be settled through good faith negotiations between the parties. If the parties are unable to resolve any dispute between them through good faith negotiation, either party shall bring a lawsuit at the people’s court where the Premises are located.

Date: November 1st, 2010, Nanjing

Party A: CEEG (Nanjing) Special Transformer Manufacturing Co., Ltd. (seal)

Representative (signature):/s/

Party B: CEEG (Nanjing) Renewable Energy Co., Ltd. (seal)

Representative (signature):/s/